UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:      September 30, 2016

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:          OHA Investment Corporation

Former name if applicable:

Address of principal executive office (Street and number):      1114 Avenue of the Americas, 27th Floor

City, State and zip code: New York, NY 10036

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 1-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

OHA Investment Corporation (the “Company”) will not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Third Quarter 10-Q”) within the required period, solely as a result of an ongoing evaluation of an auditor independence matter by Ernst & Young LLP ("EY"), the Company's independent registered public accounting firm. On November 7, 2016, EY informed the Company that it would not be able to complete its review of the interim financial statements required by Regulation S-X to be included in the Third Quarter 10-Q by November 9, 2016 (the filing deadline for the Third Quarter 10-Q) because it had discovered that an EY Global Limited ("EYG") member firm's pension plan had invested in a fund managed by a third party, which had in turn invested in an underlying fund managed by the Company's investment advisor. EY has informed the Company that they are in the process of assessing whether EY's objectivity or impartial judgment was impaired with respect to its role as the Company's independent auditor.

As soon as practicable after the resolution of this matter, the Company intends to file the Third Quarter Form 10-Q with the SEC in accordance with Rule 10-01(d) of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended.

Attached at the end of this Form 12b-25 is EY’s statement as required by Rule 12b-25(c).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cory Gilbert	(817)	215-2901
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒No☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       OHA Investment Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2016	By:	/s/ Cory Gilbert
Cory Gilbert
Chief Financial Officer

November 9, 2016

OHA Investment Corporation
1114 Avenue of the Americas
27th Floor
New York, NY 10036

You have furnished Ernst & Young LLP (“EY”) a copy of your Form 12b-25 dated November 9, 2016, to be filed by OHA Investment Corporation (the “Company”). We have read the Company’s statements contained in Part III therein and we agree with the reasons described therein which have caused EY to be unable to complete our review of the interim consolidated financial statements as of and for the three and nine months ended September 30, 2016 on or before the date the Company’s Form 10-Q is required to be filed.

Very truly yours,

/s/ Ernst & Young LLP